SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Merger of shares of Braskem

Rio de Janeiro, February 11 2010 – Petróleo Brasileiro S.A. – Petrobras announces that in compliance with the requirements set forth by article 12 of CVM Instruction No. 358/02, as amended by CVM Instruction No. 449/07, Petróleo Brasileiro S.A. - PETROBRAS (“Petrobras”), headquartered at Av. República do Chile, No. 65, Downtown, Rio de Janeiro – RJ, CEP 20.031 -912, enrolled in the CNPJ under No. 33.000.167/0001 -01, its direct subsidiary Petrobras Química S.A. – Petroquisa (“Petroquisa”), headquartered at Av. República do Chile, No. 65, room 903, Downtown, Rio de Janeiro – RJ, CEP 20.031 -912, enrolled in the National Roll of Juridical Persons (CNPJ) under No. 33.795.055/0001 -94, and its indirect subsidiary W.B.W.S.P.E Empreendimentos e Participações S.A. (“WBW”), headquartered at Avenida Paulista No. 901 – Cerqueira César – São Paulo – SP, CEP 01311-100, enrolled in the CNPJ under No. 11.396.968/0001 – 03, a direct subsidiary of Petroquisa, announce that: advancing with the petrochemical participation interest restructuring operation announced to the market on 01/22/2010, WBW was taken over by BRK INVESTIMENTOS PETROQU¥MICOS S.A. (“BRK”), a joint stock company, headquartered in the City of São Paulo, State of São Paulo, at Avenida Rebouças, No. 3970, 32nd floor-part, Pinheiros, CEP 05402-920, enrolled in the CNPJ/MF under No. 11.395.617/0001 -70. The operation consists of the takeover of WBW by BRK, with the entirety of WBW's assets being turned over to BRK's assets, which will succeed it universally, in all of its assets, rights and obligations. As a result of the takeover, for each common share issued by WBW and held by Petroquisa, an attribution will be made of 0.163721681 (sixteen one-hundredths and fraction) ordinary shares issued by BRK. WBW's net assets were assessed by the specialized company APSIS CONSULTORIA EMPRESARIAL LTDA., headquartered at Rua da Assembléia, No. 35, 12th floor, Downtown, in the Municipality and State of Rio de Janeiro, CEP: 20.011 -001, enrolled in the CREA/RJ 82.2.00620 -1 and CORECON/RJ RF/2.052 -4, based on its book value, as per WBW's financial statements prepared on the base date, for the purpose of making the accounting entries for the increase in the capital of BRK resulting from the takeover.

With WBW's takeover by BRK, Odebrecht and Petrobras started the process of concentrating the entirety of their ordinary stock issued by Braskem in BRK. Now, BRK will go on to bear ordinary stock issued by Braskem at the amount of 93.3% of its voting capital.

As a consequence, Odebrecht and Petrobras sign Braskem and BRK's Shareholder Agreement, as also announced in the Material Fact issued on January, 22 2010.

www.petrobras.com.br/ri
For more information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947 | 0800-282-1540

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.